UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 31, 2022

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

120 Bloomingdale Ave

Suite 304
White Plains, New York 10605

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#JORDANPSA10	#MARINOMANNINGFAVREJERSEYS	#BradyBowman10
#RUTHGEHRIGBALL	#TIGERSPAUTHENTICBGS9.5	#Serena03NetProPSA10Basket
#ALIWBCBELT	#Mantle1968PSA9Basket	#Clemente65-68Bat
#JACKIEROBINSONAUTOBAT	#ELWAY1984ROOKIECARDPSA10BASKET	#ZionPrizmsBlueBGS10
#KAWHIBASKET	#JETERFOILRCBASKETBGS9.5	#03ExquisiteBox
#DURANTCHROMEREFRACTORPSA10	#GaryCarter1975PSA10Basket	#Mantle1953Topps8
#MANTLE1952BOWMANPSA8	#ANDRE&HULKWRESTLINGBASKET	#SatchelPaige48LeafSGC30
#CHAMBERLAINHSUNIFORM	#MLBHALLOFFAMEBASEBALL	#1909E95SGCSet
#18-19BASKETBALLGROWTHBASKET	#JORDANSIGNEDPROFESSIONALBAT	#Ruth1914BaltimoreNewsSGC3
#LEBRONBLACKREFRACTOR	#TATISBOWMANBLACKLABEL	#JackieRobinson53Topps8
#EMMITTSMITHMVPBASKET	#CLEMENTEWHITE&GRAYBASKET	#KevinDurantHSJersey
#1986WAX	#MAYS1951BOWMAN7	#TimDuncanPMGGreen
#ZIONRPABGS9	#LEBRONULTIMATE	#JimmieFoxx1938Bat
#TIGERPUTTER	#BETTSGOLDREFRACTORBASKET	#Mikan48BowmanPSA7
#BRADYROOKIE	#TysonRCBGS9Basket	#KobeFinalSeasonSneakers
#EMMITTSMITH10KJERSEY	#KOUFAX55PSA9	#UnitasPSA8
#COBBMINTE98	#Ruth33GoudeySGC8	#ERLINGHAALANDPSA10BASKET
#JORDANROOKIEJERSEY	#Mays1956GrayPSA9	#JustinHerbertHiddenTreasureRPA
#UNITAS1965JERSEY	#JORDANEXQUISITEBGS8	#TrevorLawrenceLeafBasket
#MANTLE1952TOPPSPSA8	#MahomesImmaculate1of1	#KobeBryantFirstWhite#24Jersey
#2000PLAYOFFCONTENDERSWAX	#Mantle54BowmanBasket	#KobeBryantRoyalBlueJordanSneakers
#GIANNISGOLDIMMACULATE	#MahomesNT8.5	#48LeafRuthSGC8
#MOOKIEBETTSGLOVE	#MAGICBIRDLOGOMAN	#Maris58ToppsPSA9
#DONCICBLUEPSA10	#1964KOUFAXJERSEY	#MANTLE1964TOPPS9
#TIGERSIFORKIDS	#MessiMegacracks#71PSA9	#LeBronBlackDiamond
#GLEYBERTORRESORANGE9.5	#Clemente1955PSA8	#PeytonManningMVPHelmet
#TEDWILLIAMS1939PLAYBALL	#OZZIESMITHRCBGS9.5	#ChrisBoshGameWornRaptorsSneakers
#MAGICBIRDDRJPSA8BASKET	#ChamberlainPhilaJersey59-60	#PaulPierce2010ASGJersey
#TRAEYOUNGFLAWLESSBGS9	#RICKEYHENDERSONRCPSA10	#MayweatherRCPSA10
#DWADEULTIMATE	#JordanLeBronSignoftheTimes	#TROUTFINESTSUPERFRACTOR
#ACUNAGOLD9.5	#DIMAGGIO1933BAT	#JackieLeaf3.5
#BRADYPLAYOFFCONTENDERSBASKET	#JokicRefractor1of1	#Mantle1957ToppsPSA8.5
#GRETZKYOPEECHEE1979	#MANTLE1960PSA9	#OrangeDominguez
#COBBVINTAGET206PHOTO	#MAYS1952PSA8	#LBJEXQUISITE
#MAYS1960PSA9	#KOBEREEBOKIVERSONRETROS	#Mantle1966ToppsPSA9Basket
#BettsBlueRefractorBasket	#TraeYoungFlawlessGreenBGS9	#NegroLeagueLegendaryCutsBasket
#LEBRONMELOWADETRIORC	#LeBronMeloDualLogoman	#Giannis48PointGameSneakers
#1969TOPPSBASKETBALLSET	#MPJChampionshipTicket	#LeBronMeloBosh2008TripleLogoMan
#MONTANARCPSA10	#LukaRookieJersey	#ChicagoBullsDynastyHardwood
#LEBRONEMBLEMSOFENDORSEMENT	#DonovanMitchellNT9.5	#JackieRobinson1952ToppsPSA8.5
#MANTLE1956PSA8BASKET	#LukaWhiteSparkle	#CristianoRonaldoRC1of1
#CROSBYTHECUPBASKET	#JordanLeBronMagicTripleSigs	#MahomesNT1of1
#AARON1954PSA8.5	#AcunaBowman10Basket	#Mantle1953Bowman8Basket
#MESSIROOKIEBASKET	#TheRockBumbleBeePSA10	#BradyChampionshipTicket
#JoshAllenGoldBGS9.5	#AliRookieCardBVG8	#EddiePlankT206PSA4
#MAYS1959PSA9BASKET	#03ToppsChromeWax	#MahomesBronzeBasket
#ANDRETHEGIANT	#SadaharuOhBat	#MichaelPorterJrBasket

Item 3.	Material Modification to Rights of Securityholders

Reference is made to the certain Amended and Restated Operating Agreement, dated as of July 7, 2020 (the “the Original Operating Agreement”) of Collectable Sports Assets, LLC (the “Company”), as amended by that certain First Amendment to Limited Liability Company Agreement dated as of August 31, 2020 , as further amended by that certain Second Amendment to Limited Liability Company Agreement dated as of September 14, 2020, as further amended by that certain Third Amendment to Limited Liability Company Agreement dated as of September 28, 2020, as further amended by that certain Fourth Amendment to Limited Liability Company Agreement dated as of October 12, 2020, as further amended by that certain Fifth Amendment to Limited Liability Company Agreement dated as of November 4, 2020, as further amended by that certain Sixth Amendment to Limited Liability Company Agreement dated as of December 11, 2020, as further amended by that certain Seventh Amendment to Limited Liability Company Agreement dated as of December 28, 2020, as further amended by that certain Eighth Amendment to Limited Liability Company Agreement dated as of January 26, 2021, as further amended by that certain Ninth Amendment to Limited Liability Company Agreement dated as of March 10, 2021, as further amended by that certain Tenth Amendment to Limited Liability Company Agreement dated as of April 15, 2021, as further amended by that certain Eleventh Amendment to Limited Liability Company Agreement dated as of May 7, 2021, as further amended by that certain Twelfth Amendment to Limited Liability Company Agreement dated as of June 28, 2021, as further amended by that certain Thirteenth Amendment to Limited Liability Company Agreement dated as of September 16, 2021, as further amended by that certain Fourteenth Amendment to Limited Liability Company Agreement dated as of September 17, 2021, as further amended by that certain Fifteenth Amendment to Limited Liability Company Agreement dated as of October 25, 2021, as further amended by that certain Sixteenth Amendment to Limited Liability Company Agreement dated as of February 4, 2022 and, all such sixteen amendments, together with the Original Operating Agreement, the “Existing Operating Agreement”). A copy of the Original Operating Agreement and the sixteen amendments to the Original Operating Agreement are filed (or incorporated by reference) as Exhibits 2.1, 2.8, 2.9, 2.12, 2.16, 2.33, 2.39, 2.49, 2.62, 2.95, 2.155, 2.214, 2.253, 2.329, 2.381, 2.384 and 2.396 to the Company’s Offering Statement on Form 1-A filed most recently with the U.S. Securities and Exchange Commission on July 19, 2022 and incorporated herein by reference.

Series formed issued prior to January 1, 2022 (“Pre-2022 Series”), to which this Current Report on Form 1-U applies, for tax purposes, were treated as partnerships or pass-through entities. Series formed after that date, for tax purposes, were treated as corporations. The material United States Tax Considerations to the holders of these Series was discussed under the heading “Material United States Tax Considerations” in the Company’s offering circular that was a part of the Offering Statement on Form 1-A.

As required by the Existing Operating Agreement, by vote of the holders of each of the Pre-2022 Series, each of Pre-2022 Series elected, for tax purposes to be treated as a corporation. That will be effective for the year ended December 31, 2022.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: January 12, 2023	By:	/s/ Jarod Winters
Chief Operating Officer

3